UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Altus Midstream Company

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

Clay Bretches

One Post Oak Central

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

October 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02215L209

1.	Names of Reporting Persons: APA Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 13,024,758(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,024,758(1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,024,758(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 79.4%(2)
14.	Type of Reporting Person (See Instructions): CO

(1)

The aggregate number of shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Altus Midstream Company (the “Issuer”), that may be deemed beneficially owned by APA Corporation, a Delaware corporation (“APA Corporation”), is comprised of the following: (i) 365,651 shares of Class A Common Stock, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the common units representing limited partner interests in Altus Midstream LP (the “Common Units”) beneficially owned by APA Corporation, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of warrants (the “Warrants”) beneficially owned by APA Corporation .

(2)

Based on 16,405,567 shares of Class A Common Stock, consisting of: (i) 3,746,460 shares of Class A Common Stock outstanding as of October 18, 2021, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by APA Corporation, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by APA Corporation.

CUSIP No. 02215L209

1.	Names of Reporting Persons: Apache Midstream LLC(1)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 13,024,758(2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,024,758(2)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,024,758(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 79.4% (3)
14.	Type of Reporting Person (See Instructions): OO

(1)

Apache Midstream LLC, a Delaware limited liability company (“Apache Midstream” and, together with APA Corporation, the “Reporting Persons”), is a wholly owned subsidiary of APA Corporation, and APA Corporation controls Apache Midstream.

(2)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by Apache Midstream is comprised of the following: (i) 365,651 shares of Class A Common Stock, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by Apache Midstream, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

(3)

Based on 16,405,567 shares of Class A Common Stock, consisting of: (i) 3,746,460 shares of Class A Common Stock outstanding as of October 18, 2021, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by Apache Midstream, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream.

CUSIP No. 02215L209

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the information set forth in Schedule 13D filed by Apache Corporation and Apache Midstream with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2018 and subsequently amended by Amendment No. 1 filed on March 11, 2019 (as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f). This Amendment No. 2 to Schedule 13D is being filed jointly by Apache Midstream and APA Corporation, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Amendment No. 2 to Schedule 13D for their Joint Filing Agreement.

APA Corporation

APA Corporation became the new parent company of and successor issuer to Apache Corporation on March 1, 2021, in accordance with a holding company reorganization. Accordingly, all of Apache Corporation’s outstanding shares of capital stock were automatically converted into equivalent corresponding shares of APA Corporation, and Apache Corporation became a wholly-owned subsidiary of APA Corporation. The principal address of APA Corporation is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

Apache Midstream LLC

Apache Midstream is a wholly-owned subsidiary of APA Corporation. The principal address of Apache Midstream is One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400.

(d) and (e). During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Contribution Agreement

On October 21, 2021, Issuer entered into a Contribution Agreement (the “Contribution Agreement”) with Altus Midstream LP, a Delaware limited partnership and subsidiary of the Issuer (the “Partnership”), New BCP Raptor Holdco, LLC, a Delaware limited liability company (“Contributor”), and solely for the purposes set forth therein, BCP Raptor Holdco, LP, a Delaware limited partnership (“Raptor”). The Contribution Agreement provides that Contributor will contribute all of the equity interests of Raptor and BCP Raptor Holdco GP, LLC, a Delaware limited liability company and the general partner of Raptor, to the Partnership in exchange for 50,000,000 Common Units and 50,000,000 shares of Class C common stock, $0.0001 par value per share, of the Issuer (the “Class C Common Stock” and together with the Class A Common Stock, the “Altus Common Stock”). The transactions contemplated by the Contribution Agreement are referred to herein as the “Transactions.”

In connection with the consummation of the Transactions (“Closing”), the Contribution Agreement provides that the Issuer shall cause its board of directors (the “Board”) to consist of (i) the chief executive officer of the Issuer following Closing, (ii) three (3) directors designated by Blackstone Energy Partners II L.P. (“Blackstone”) , (iii) two (2) directors designated by ISQ Global Infrastructure Fund II L.P. (“ISQ”), (iv) one (1) director designated by APA Corporation, and (v) four (4) directors that would qualify as independent for purposes of service on the audit committee of the Issuer under NASDAQ rules, the Exchange Act, and the Sarbanes-Oxley Act of 2002, two (2) of whom shall be designated by APA Corporation and two (2) of whom shall be designated by Contributor; provided, that each of APA Corporation and Contributor shall have one (1) (but no more than one (1)) opportunity to veto one (1) of such other person’s designees under this clause (v) in its sole discretion but shall have no further veto or similar right with respect to any other designee of such person under this clause (v) (collectively, the “Contribution Agreement Board Composition”).

CUSIP No. 02215L209

As a result of the Transactions, certain affiliates of Blackstone will own over 50% of the issued and outstanding Altus Common Stock, certain affiliates of ISQ will own over 20% of the issued and outstanding Altus Common Stock, Apache Midstream will own approximately 20% of the issued and outstanding Altus Common Stock, and the Company’s other current stockholders and management will own over 5% of the issued and outstanding Altus Common Stock.

The foregoing summary of the Contribution Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Contribution Agreement, which is filed as Exhibit 99.2 to this Amendment No. 2 to Schedule 13D and is also incorporated herein by reference.

Voting and Support Agreement

In connection with the Contribution Agreement, on October 21, 2021, Contributor, Raptor, Apache Midstream, and solely for purposes of Section 6.1, APA Corporation, entered into a voting and support agreement (the “Voting Agreement”) relating to the 365,651 shares of Class A Common Stock, 12,500,000 shares of Class C Common Stock, and 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by Apache Midstream or any shares of Altus Common Stock over which Apache Midstream acquires beneficial ownership subsequent to the date of the Voting Agreement (the “Covered Securities”). Pursuant to the Voting Agreement, Apache Midstream has agreed to vote all of its shares of Altus Common Stock in favor of approving any matters necessary for the consummation of the Transactions and against any agreement, transaction, or proposal in opposition to the adoption of the Contribution Agreement or in competition or inconsistent with the Transactions, subject to few exceptions.

Apache Midstream has further agreed not to transfer any of its shares of Altus Common Stock prior to Closing (or the earlier termination of the Contribution Agreement), and APA Corporation and Apache Midstream agreed not to, and to cause their subsidiaries and their respective officers, directors, and other representatives not to, take any of the actions Altus Midstream is prohibited from taking pursuant to the non-solicitation covenants contained in the Contribution Agreement.

The Voting Agreement terminates upon the earliest to occur of: (a) the Closing; and (b) the termination of the Contribution Agreement pursuant to and in compliance with the terms thereof.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit 99.3 to this Amendment No. 2 to Schedule 13D and is also incorporated herein by reference.

A&R Stockholders Agreement

In connection with the Contribution Agreement, on October 21, 2021, APA Corporation, Apache Midstream, Issuer, Contributor, Raptor, and affiliates of Blackstone and ISQ entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), which Stockholders Agreement is to be effective as of Closing, if ever, and amends and replaces the existing stockholders agreement, dated November 9, 2018, among Issuer, Kayne Anderson Sponsor, LLC, and Apache Midstream.

Under the Stockholders Agreement, APA Corporation, Blackstone, and ISQ will each be entitled, effective as of the Closing, to designate directors to the Issuer Board as follows: (a) Apache Midstream will have the right to designate one director for so long as Apache Midstream and its affiliates beneficially own 10% or more of the outstanding shares of Altus Common Stock; (b) ISQ will have the right to designate (i) two directors for so long as ISQ and its affiliates beneficially own 20% or more of the outstanding shares of Altus Common Stock and (ii) one director for so long as ISQ and its affiliates beneficially own 10% or more (but less than 20%) of the outstanding shares of Altus Common Stock; (c) Blackstone will have the right to designate (i) three directors for so long as Blackstone and its affiliates beneficially own 30% or more of the outstanding shares of Altus Common Stock; (ii) two directors for so long as Blackstone and its affiliates beneficially own 20% or more (but less than 30%) of the outstanding shares of Altus Common Stock; and (iii) one director for so long as Blackstone and its affiliates beneficially own 10% or more (but less than 20%) of the outstanding shares of Altus Common Stock.

Each of APA Corporation, Apache Midstream, Blackstone, and ISQ have agreed that for a period of 12 months following Closing, neither APA Corporation, Apache Midstream, Blackstone, nor ISQ or their respective affiliates may, without the Issuer’s prior written consent, transfer any shares of Altus Common Stock. Additionally, so long as Apache Midstream, ISQ, or Blackstone is entitled to designate a director thereunder, Issuer may not take any action to reduce, delay, or discontinue a dividend of $1.50 per share of Class A Common Stock per quarter, for a period of time commencing on the Closing and ending on December 31, 2023, without the prior written consent of each of Apache Midstream, ISQ, and Blackstone, as applicable.

The foregoing summary of the Stockholders Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Stockholders Agreement, which is filed as Exhibit 99.4 to this Amendment No. 2 to Schedule 13D and is also incorporated herein by reference.

CUSIP No. 02215L209

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

Sections (a) and (b) of Item 5 are amended and restated as follows:

(a)	The Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentage ownership in the Issuer:

Name of Reporting Person	Number of Shares Beneficially Owned		Percentage Ownership in the Issuer
APA Corporation	13,024,758	(1)	79.4	%(2)
Apache Midstream	13,024,758	(1)	79.4	%(2)

(1)

The aggregate number of shares of Class A Common Stock that may be deemed beneficially owned by each Reporting Person is comprised of the following: (i) 365,651 shares of Class A Common Stock, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by each Reporting Person, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by each Reporting Person.

(2)

The percentage shown is based on 16,405,567 shares of Class A Common Stock, consisting of: (i) 3,746,460 shares of Class A Common Stock outstanding as of October 18, 2021, as represented by the Issuer in the Contribution Agreement, (ii) 12,500,000 shares of Class A Common Stock issuable upon redemption of the Common Units beneficially owned by each Reporting Person, and (iii) 159,107 shares of Class A Common Stock issuable upon exercise of the Warrants beneficially owned by each Reporting Person.

(b)	As of the close of business on October 21, 2021, the number of shares of Class A Common Stock as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote;
(ii)	Shared power to vote or to direct the vote;
(iii)	Sole power to dispose or to direct the disposition; or
(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
APA Corporation	13,024,758	0	13,024,758	0
Apache Midstream	13,024,758	0	13,024,758	0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by incorporating herein by reference the information set forth or incorporated in Item 4 herein.

CUSIP No. 02215L209

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of November 10, 2021, between APA Corporation and Apache Midstream LLC.

Exhibit 99.2	Contribution Agreement, dated as of October 21, 2021, by and among Altus Midstream Company, a Delaware corporation, Altus Midstream LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and solely for purposes of Section 5.27 and Article III, BCP Raptor Holdco, LP, a Delaware limited partnership (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.3	Voting and Support Agreement, dated as of October 21, 2021, by and among BCP Raptor Holdco, LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, Apache Midstream LLC, a Delaware limited liability company, and solely for purposes of Section 6.1, APA Corporation, a Delaware corporation (filed herewith).

Exhibit 99.4	Amended and Restated Stockholders Agreement, dated as of October 21, 2021 and effective as of Closing (other than as described herein), by and among Altus Midstream Company, a Delaware corporation, APA Corporation, a Delaware corporation, Buzzard Midstream LLC, a Delaware limited liability company, BCP Raptor Aggregator, LP, a Delaware limited partnership, BX Permian Pipeline Aggregator LP, a Delaware limited partnership, New BCP Raptor Holdco, LLC, a Delaware limited liability company, and, solely for purposes of Section 2(a)(iv) and Section 2(a)(v), BCP Raptor Holdco, LP, a Delaware limited partnership (filed herewith).

CUSIP No. 02215L209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 10, 2021

APA CORPORATION

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Treasurer and Midstream and Marketing

APACHE MIDSTREAM LLC

By:	/s/ Ben C. Rodgers
Name:	Ben C. Rodgers
Title:	Senior Vice President, Treasurer and Midstream and Marketing